SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

Pamela E. Powers Executive Vice President, Secretary and Treasurer Crest Financial Limited JP Morgan Chase Tower 600 Travis, Suite 6800 Houston, TX 77002 Tel: (713) 222 69000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Stephen M. Gill Kai Haakon E. Liekefett Vinson & Elkins LLP First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 Tel: (713) 758 2222 November 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Crest Financial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,883,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,883,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,883,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.19%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Crest Investment Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,883,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,883,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,883,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.19%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Jamal and Rania Daniel Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,883,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,883,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,883,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.19%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Jamal Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,883,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,883,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,883,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.19%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Rania Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,883,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,883,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,883,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.19%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons DTN LNG, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,623,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,623,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.39%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons DTN Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,873,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,873,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,873,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.42%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Daria Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.47%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Thalia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.47%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Naia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.47%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons John M. Howland
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000
	8	Shared Voting Power 9,873,249
	9	Sole Dispositive Power 23,000
	10	Shared Dispositive Power 9,873,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,896,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.43%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

1	Names of Reporting Persons Eric E. Stoerr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, there were 691,233,800 shares of Class A Common Stock outstanding as of October 23, 2012.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) that was filed in respect of Clearwire Corporation (the “Issuer”) on May 22, 2012 by Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, and Mr. Eric E. Stoerr. CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Nadia Daniel Trust, Mr. Howland and Mr. Stoerr are collectively referred to herein as the “Reporting Persons”. Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 45,801,898 Shares (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares collectively was approximately $68,241,110.42 (excluding brokerage commissions).

The source of funding for the purchase of 35,883,649 of the Purchased Shares by CFL was the general working capital of CFL. In addition, 435,412 of the Purchased Shares were received by CFL as consideration for certain assets sold to the Issuer pursuant to an Asset Purchase Agreement dated as of June 25, 2004 among the Issuer, Digital & Wireless Communications, LLC, Mr. Dee Osborne, Marshall Oman Exploration Inc., Mr. William R. Jenkins, and CFL (the “Asset Purchase Agreement”) (CFL had originally received 1,456,077 Shares under the Asset Purchase Agreement, but subsequently divested 1,020,665 Shares).

The source of funding for the purchase of 9,623,249 of the Purchased Shares by DTN LNG was the general working capital of DTN LNG.

The source of funding for the purchase of 250,000 of the Purchased Shares by DTN Investments was the general working capital of DTN Investments.

The source of funding for the purchase of 23,000 of the Purchased Shares by Mr. Howland were personal funds of Mr. Howland.

The source of funding for the purchase of 22,000 of the Purchased Shares by Mr. Stoerr were personal funds of Mr. Stoerr.

The other Reporting Persons did not purchase directly any of the Purchased Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired and continue to hold the Purchased Shares reported in the Schedule 13D for investment purposes and in pursuit of their investment objectives.

On November 6, 2012, CFL sent a letter to Mount Kellett Capital Management LP (“Mount Kellett”), a significant stockholder of the Issuer (the “Stockholder Letter”), and issued a press release related thereto (the “Press Release”). A copy of the Stockholder Letter is attached hereto as Exhibit 2 and a copy of the Press Release is attached hereto as Exhibit 3.

The Stockholder Letter and the Press Release, among other things, commends Mount Kellett for sending a letter to the board of directors of the Issuer (the “Board”) on November 1, 2012. Like Mount Kellett, CFL is concerned about Sprint Nextel Corporation’s (“Sprint Nextel”) recent acquisition of majority control of the Issuer and the Issuer’s liquidity problems related to the Issuer’s build-out program. CFL believes that, in addition to the sale of excess spectrum proposed by Mount Kellett, the Board should immediately seek to raise capital through the offering and sale of additional common shares. CFL believes that raising capital would likely increase the value of Clearwire’s assets and thus the sales price of the excess spectrum. Furthermore, Crest believes that the Board should take immediate action to mitigate the danger of oppression of the minority stockholders’ rights and economic positions by the majority stockholder, Sprint Nextel.

Depending upon the Reporting Persons’ continued evaluation of the Issuer, the Reporting Persons may, among other things, (a) acquire additional securities of the Issuer or dispose of some or all of the Purchased Shares; (b) engage in active discussions with the Issuer’s management and members of the Board with respect to actions that might be taken by the Issuer to enhance stockholder value for all of the Issuer’s stockholders; (c) communicate with other stockholders of the Issuer regarding the management, operation, financing and corporate governance of the Issuer; and (d) take such other actions as the Reporting Persons may determine from time to time, including appropriate legal action as deemed necessary by the Reporting Persons.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

The descriptions of the Stockholder Letter and the Press Release herein are qualified in their entirety by reference to the copies of the Stockholder Letter and the Press Release that are attached hereto as Exhibit 2 and Exhibit 3.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 45,801,898 Purchased Shares, representing approximately 6.62% of the outstanding Shares based upon the 691,233,800 Shares stated to be outstanding as of October 23, 2012 according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

CFL may be deemed to be the beneficial owner of 35,883,649 of the Purchased Shares because CFL is the direct owner of 28,971,311 of the Purchase Shares.

CIC may be deemed to be the beneficial owner of 35,883,649 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to be the beneficial owner of 35,883,649 of the Purchased Shares because the Jamal and Rania Daniel Trust owns a 100% interest in CIC and a 99% interest in CFL.

Mr. Daniel may be deemed to be the beneficial owner of 35,883,649 of the Purchased Shares because Mr. Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

Mrs. Daniel may be deemed to be the beneficial owner of 35,883,649 of the Purchased Shares because Mrs. Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to be the beneficial owner of 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchase Shares.

DTN Investments may be deemed to be the beneficial owner of 9,873,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG and (ii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Daria Daniel Trust owns a 33   1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Thalia Daniel Trust owns a 33  1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Naia Daniel Trust owns a 33  1/3% interest in DTN Investments.

Mr. Howland may be deemed to be the beneficial owner of 9,896,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iv) the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be deemed to be the beneficial owner of 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchase Shares.

To the best of the Reporting Persons’ knowledge, except for Mr. Howland and Mr. Stoerr, none of the persons named on Schedule A hereto may be deemed to be the beneficial owner of any Shares.

(b) CFL may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,883,649 of the Purchased Shares because CFL is the direct owner of those Purchase Shares.

CIC may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,883,649 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,883,649 of the Purchased Shares because the Jamal and Rania Daniel Trust owns a 100% interest in CIC and a 99% interest in CFL.

Mr. Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,883,649 of the Purchased Shares because Mr. Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust, with the joint power to revoke such trust.

Mrs. Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,883,649 of the Purchased Shares because Mrs. Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchase Shares.

DTN Investments may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,873,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG and (ii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Daria Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Thalia Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Naia Daniel Trust owns a 33 1/3% interest in DTN Investments.

Mr. Howland may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,873,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities. Mr. Howland may be may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, 23,000 of the Purchased Shares because Mr. Howland is the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchase Shares.

(c) Except as set forth on Schedule B hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has effected any transaction in any Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the Stockholder Letter attached hereto as Exhibit 2 and the Press Release attached hereto as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of November 6, 2012, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, and Mr. Eric E. Stoerr

Exhibit 2	Letter to Mount Kellet Capital Management LP by Crest Financial Limited dated as of November 6, 2012

Exhibit 3	Press Release by Crest Financial Limited dated as of November 6, 2012

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2012

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Jamal Daniel
Name: Jamal Daniel
Title: Trustee

JAMAL DANIEL

by	/s/ Jamal Daniel
Name: Jamal Daniel

RANIA DANIEL

by	/s/ Rania Daniel
Name: Rania Daniel

DTN LNG, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DARIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

THALIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

NAIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

JOHN M. HOWLAND

by	/s/ John M. Howland
Name: John M. Howland

ERIC E. STOERR

by	/s/ Eric E. Stoerr
Name: Eric E. Stoerr

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of November 6, 2012, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, and Mr. Eric E. Stoerr

Exhibit 2	Letter to Mount Kellet Capital Management LP by Crest Financial Limited dated as of November 6, 2012

Exhibit 3	Press Release by Crest Financial Limited dated as of November 6, 2012

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

The following is a list of the executive officers and directors of certain Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America.

Crest Financial Limited

Name	Present Position
Crest Investment Company	General Partner
The Jamal and Rania Revocable Trust	Sole Limited Partner
Jamal Daniel	President
Pamela E. Powers	Executive Vice President, Secretary and Treasurer
David K. Schuhmacher	General Counsel

Crest Investment Company

Name	Present Position
The Jamal and Rania Revocable Trust	Sole Shareholder
Jamal Daniel	Sole Director and President
Pamela E. Powers	Executive Vice President, CFO and Treasurer
John M. Howland	Executive Vice President
Eric E. Stoerr	Senior Vice President of Energy
Michelle Upton	Vice President
Sonny Hudson	Vice President
Marie Vajdak	Secretary

DTN LNG, LLC

Name	Present Position
DTN Investments, LLC	Sole Member
Pamela E. Powers	Manager, President, Secretary and Treasurer

DNT Investments, LLC

Name	Present Position
Daria Daniel 2003 Trust	Member
Thalia Daniel 2003 Trust	Member
Naia Daniel 2003 Trust	Member
Pamela E. Powers	Manager, President, Secretary and Treasurer

SCHEDULE B

CERTAIN INFORMATION REQUIRED BY ITEM 5 OF SCHEDULE 13D

(c) During the past 60 days, the Reporting Persons purchased Shares in open market transactions as indicated below. The price per Share excludes brokerage commissions.

Date of Transaction	Identity of Purchaser	Amount of Shares	Price per Share
10/02/2012	Crest Financial Limited	277,703	$1.29001
10/04/2012	Crest Financial Limited	21,900	$1.30000
10/08/2012	Crest Financial Limited	481,600	$1.30000
10/09/2012	Crest Financial Limited	2,780,000	$1.29968
10/10/2012	Crest Financial Limited	1,503,897	$1.29957
11/05/2012	Crest Financial Limited	1,847,238	$2.21630